AD 5/27

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2010
DIVISION OF MARKET REGULATION

UNI[illegible]
SECURITIES AND E[illegible]
Washing[illegible]



10031068

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banif Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Metis Group CPA's

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 5/27

3/3/10

Banif Securities, Inc.

Financial Statements and Supplemental Information With Report and Supplementary Report of Independent Auditors

For the Year Ended December 31, 2009

Banif Securities, Inc.

Financial Statements

For the Year Ended December 31, 2009

Banif Securities, Inc.

Contents

Banif Securities, Inc.

Statement of Financial Condition
December 31, 2009

ASSETS		
Cash and cash equivalents	$	165,430
Due from clearing agent		574,557
Receivable from broker-dealers		358,867
Securities owned, at fair value		1,332,135
Prepaid expense		2,210
Furniture and equipment, less accumulated depreciation of $164,329		31,550
Other assets		1,257,153
TOTAL ASSETS	**$**	**3,721,902**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	48,654
TOTAL LIABILITIES		48,654
Stockholder's Equity		
Preferred stock, par value of $0.01; 2,000 shares authorized, none issued		-
Common stock – no par value; 3,100 shares authorized, issued and outstanding		130
Additional paid-in capital		8,532,577
Accumulated deficit		(4,859,459)
TOTAL STOCKHOLDER'S EQUITY		3,673,248
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**3,721,902**

The accompanying notes are an integral part of these financial statements.

Banif Securities, Inc.

Statement of Operations
For the Year Ended December 31, 2009

REVENUES		
Commission income	$	1,293,555
Dividend and interest income		39,724
Trading profit, net		344,946
Other income		1,109,718
Total revenues		2,787,943
EXPENSES		
Employee compensation and benefits		1,702,970
Floor brokerage, exchange and clearance fees		150,795
Professional fees		95,915
Occupancy and floor space		257,070
Communications and data processing		107,815
Other operating expenses		442,520
Total expenses		2,757,085
Net income before income taxes		30,858
Provision for income taxes		4,117
Net income	$	**26,741**

The accompanying notes are an integral part of these financial statements.

Banif Securities, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:		
Net income	$	26,741
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation		22,265
Unrealized loss on security		(289,020)
Net changes in:		
Due from clearing agent		(97,251)
Receivable from broker-dealers		29,250
Prepaid expenses		15,378
Other assets		(1,180,107)
Accounts payable and accrued expenses		10,557
Total adjustments		(1,488,928)
Net cash used in operating activities		(1,462,187)
Cash flows from investing activities:		
Purchase of equipment		(4,600)
Net cash used in investing activities		(4,600)
Cash flows from financing activities:		
Capital contribution		1,500,000
Net cash provided by financing activities		1,500,000
Net increase in cash and cash equivalents		33,213
Cash and cash equivalents, beginning of year		132,217
Cash and cash equivalents, end of year	**$**	**165,430**

Supplementary disclosure of cash flow information:		
Cash payments for interest	$	20,262
Cash payments for income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Banif Securities, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock				
	Issued and outstanding	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2009	3,100	$ 130	$ 7,032,577	$ (4,886,200)	$ 2,146,507
Capital contribution			1,500,000		1,500,000
Net income				26,741	26,741
Balance, December 31, 2009	3,100	$ 130	$ 8,532,577	$ (4,859,459)	$ 3,673,248

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Banif Securities, Inc. (the "Company") is a New York corporation registered as a broker-dealer with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned-subsidiary of Banif Securities Holdings, Ltd. (the "Parent"), a Cayman Islands company, which is part of the Banif Group headquartered in Portugal.

The Company provides securities brokerage services to institutional investors and affiliates.

2. Significant Accounting Policies

Basis of Accounting

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Revenue Recognition

The Company receives commission income in accordance with the terms of an agreement with its clearing agent. This arrangement is further described in Note 3. Commission income and related expenses are recognized on a trade date basis.

2. Significant Accounting Policies – cont'd

Cash and Cash Equivalents

The Company considers all money market instruments with original maturities of three months or less (other than purchases for inventory) to be cash equivalents.

Depreciation

Depreciation of equipment is provided for by the straight-line method over estimated useful lives.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the dates of enactment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

2. Significant Accounting Policies – cont'd

Securities Owned

Securities owned are for trading purposes and reported in the statement of financial condition at fair value. Fair value is market value when there are quoted market prices. Fair value is determined based on other relevant factors, including dealer price quotations for similar securities when there are no active markets. Unrealized gains and losses in market value are recognized in firm trading revenues in the period in which changes occurs.

3. Transactions with Clearing Agents and Broker-Dealers

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company and requires the Company to maintain a minimum deposit of $100,000. Amounts due from the clearing agent consist primarily of the required deposit and trading account balances.

Amounts receivable from broker-dealers consist primarily of commission receivable.

4. Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table sets forth by level, the Company's securities owned at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
U.S. Corporate Bond	$ 1,332,135	$ -	$ -	$ 1,332,135
Total	$ 1,332,135	$ -	$ -	$ 1,332,135

5. Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2009:

Leasehold improvements	$	44,629
Equipment		151,250
Total		195,879
Less: Accumulated Depreciation		(164,329)
Net equipment and leasehold improvements	$	31,550

Depreciation expense for the year ended December 31, 2009 is $22,265.

6. Rentals Under Operating Leases

The Company conducts its operations from leased office facilities in Miami, Florida under a non-cancelable operating lease, which expires in 2013. The Company also leases an office in New York City. The leases for office space are subject to escalation for the Company's proportionate share of increases in real estate taxes and operating expenses. Total rent expense for the New York and Miami offices for the year ended December 31, 2009, amounted to approximately $227,070.

Future minimum non-cancelable operating lease obligations are as follows:

Year		Amount
2010	$	216,500
2011		218,500
2012		171,500
2013		37,500
Total	$	644,000

7. Income Taxes

The Company has experienced losses in previous years. As a result, in 2009 the Company has incurred no Federal income tax and only state and local taxes on the basis of minimum tax. The Internal Revenue Code allows net operating losses ("NOLs") to be carried forward and applied against future profits for a period of twenty years. At December 31, 2009, NOL carryforwards were available to the Company, totaling approximately $4,650,000. The potential tax benefit of the NOLs, $1,486,000, has been recognized on the books of the Company, but offset by a valuation allowance because under U.S. generally accepted accounting principles, recognition of deferred tax assets is permitted unless it is more likely than not that the assets will not be realized. If not used, the Federal carryforward will expire, $850,000 in 2024, $1,350,000 in 2025 and $2,430,000 in 2028.

The Company is no longer subject to U.S. Federal , state and local tax examinations by tax authorities for years before 2006.

8. Off-Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of the payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and determine that customer transactions are executed properly by the clearing broker-dealer.

The Company maintains its cash in an operating account at financial institutions, which often exceeds Federally insured limits. In addition, the Company's clearing broker holds substantially all of the Company's securities and significant amounts of cash owed to the Company from time to time. The Company does not believe that there is any substantial risk relating thereto.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $2,248,885, which exceeded the required regulatory net capital by $2,148,885. The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2009 was 0.02 to 1.

10.	**Employee Benefits**	The Company has a 401(k) profit sharing plan for the benefit of all eligible employees. Employees may make tax deferred contributions subject to limitations under U.S. tax laws. Under the Plan, the Company may make matching contributions, non-elective or discretionary contributions and other required minimum contributions. During 2009, the Company made matching contributions in the amount of $40,927.
11.	**Related Party Transactions**	The Company assists its Parent and entities controlled by its Parent with customer and business referrals. Pursuant to a service agreement with variable fees as determined annually, the Company recorded fixed commission income from a Parent company of $500,000 and other income of $1,000,000 for transactions with affiliates and their customers. The Company received $300,000 from a Parent company and the remaining balance of $1,200,000 is classified in Other assets. During 2009, the Company received $1,500,000 as a capital contribution from the Parent.
12.	**Joint Venture**	During 2008, the Company negotiated a joint venture to cooperate with another non-U.S. owned broker dealer to form a joint broker dealer entity and share resources. The parties could not come to final agreeable terms and the joint venture project was abandoned. In February 2009, the company negotiated a settlement of the venture resulting in a reimbursement from the counterparty of $110,000 which is classified as other income.

Supplemental Schedule

Banif Securities, Inc.

Schedule I- Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2009

NET CAPITAL

Total Stockholder's equity as of December 31, 2009		$	3,673,248
Less non-allowable assets:			
Prepaid expenses	$ 2,210		
Furniture and equipment	31,550		
Other assets	1,257,153		
Total non-allowable assets			1,290,913
Net capital before haircuts on securities positions			2,382,335
Haircuts:			
Debt securities			93,249
F/X exposure			1,893
Undue concentration			38,308
Total Haircuts			133,450
Net capital		$	2,248,885

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Total Aggregate indebtedness	$	48,654
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Excess net capital	$	2,148,885
Ratio of aggregate indebtedness to net capital		0.02 to 1

There is no material differences between the net capital computation on the Company's unaudited Focus Report Part IIA of form X-17A-5 and the computation reflected above as of December 31, 2009.

Supplementary Report


M E T i S group LLC

CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES: BASKING RIDGE, NJ • PLAINVIEW, NY • ARMONK, NY • BOSTON, MA • BOCA RATON, FL

Independent Auditor's Report on Internal Control

To the Board of Directors
Banif Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements and the supplemental schedule of Banif Securities, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System


INPACT

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities

Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC

New York, N.Y.
February 24, 2010

Banif Securities, Inc.

Supplemental Information

For the Period Ended December 31, 2009

Banif Securities, Inc.

Contents


M E T i s group LLC

CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES: BASKING RIDGE, NJ • PLAINVIEW, NY • ARMONK, NY • BOSTON, MA • BOCA RATON, FL

Independent Auditor's Report

To the Board of Directors
Banif Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Banif Securities Inc. (the "Company") as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banif Securities Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.


INPACT

Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC

New York, New York
February 24, 2010


METiS group LLC

CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES: BASKING RIDGE, NJ • PLAINVIEW, NY • ARMONK, NY • BOSTON, MA • BOCA RATON, FL

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Banif Securities, Inc.
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the nine-month period ended December 31, 2009, which were agreed to by Banif Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Banif Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Banif Securities, Inc.'s management is responsible for the Banif Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine month period ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine month period ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and


INPACT

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC

New York, New York
February 24, 2010


biremis
corporation

May 17, 2010

The Securities and Exchange Commission
Boston Regional Office
33 Arch Street, 23rd Floor
Boston, MA 02110-1424

Member Notification of Failure to make a deposit in the special reserve bank account or special account - SEC Rule 15c3-3(i)

To whom it may concern:

This letter is to give notification as required under SEC Rule 15c3-3(i), that Biremis, Corp failed to make a deposit in the special reserve bank account.

The explanation for this failure is as follows:

Biremis' policy is to maintain a $3 million surplus in the reserve account based on the weekly reserve calculations. On April 12, 2010, the April 9 reserve requirement was calculated at $20,495,625 and there was $21,902,963 in the reserve account. A transfer request was sent to Lakeside Bank to credit the reserve account $1.6 million on April 12, 2010 to top up the account to $23,502,963. The bank incorrectly debited the reserve account $1.6 million reducing the balance to $20,302,963. No accounting personnel have online access to the Lakeside accounts and accounting must wait until the paper statements arrive from the bank to reconcile the banking activity. On May 17, 2010, the statements were received by accounting, the error identified and the bank was notified and the correction was made. As a result of receiving the statements on May 17, 2010, the error effected the reserve calculations of April 9, 16, 23, 30 and May 7, 2010.

The required notification has been filed with FINRA. Biremis is currently completing an application with Lakeside Bank to provide online access to the controller to confirm transactions are executed correctly. Any questions regarding this notification can be directed to me.

Sincerely,

Steve Maguire
(416) 204-0406

225 Franklin Street, 26th Floor, Boston, MA 02110-2804
t: 416-351-0000. f: 416-351-8118